[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
August 3, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Schedule 14A
Filed on March 25, 2009
File No. 001-33606
Dear Mr. Riedler:
     On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated July 30, 2009 (the “Comment Letter”).
     Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
     We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
Variable Components of Compensation, page 14
     1. We note your response to our prior comment 4 and the following listed factor considered by the company’s chief executive officer in preparing his recommendations to the compensation committee: “. . . (ii) a subjective assessment of the individual’s goals or contributions to the Company’s goals.” We note that at no point in the company’s 2008 proxy statement were individual goals mentioned or discussed. Also, we note the following statement in your July 20, 2009 response letter: “The strategic objectives that comprise the 20% component of the annual incentive pool are determined retrospectively each year by the compensation committee.” Your prior response suggested that no goals or objectives were predetermined or defined for the company’s named executive officers; however, the first statement quoted above suggests otherwise. Please reconcile these responses. To the extent the company does predetermine any type of objective or goal in relation to its executive compensation practices for its named executive officers, please provide proposed disclosure to be included in your 2009 proxy statement including a detailed description of each goal or objective, quantifying each to the extent applicable. If no individual goals or strategic objectives are predetermined, please clarify your proposed disclosure to so indicate.
     Response: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the Company’s 2009 proxy statement, with appropriate adjustments to reflect developments during 2009. This revised proposed disclosure removes the reference to “individual’s goals” from the portion of clause (ii) reproduced in the comment, because the Company does not establish predetermined individual goals, and adds additional description of the evaluation at the end of that sentence.
     “After full year results of operations are known for the Company at the February board of directors meeting, the compensation committee approves a specific aggregate annual incentive bonus pool amount for the prior calendar year. The Company’s chief executive officer presents to the compensation committee a schedule of recommendations for actual bonuses to be paid for executive officers that report to the chief executive officer. In preparing these recommendations, the chief executive officer considers: (i) each individual’s contribution to the success and growth of his or her department and/or the Company as a whole; and (ii) a subjective assessment of the individual’s contributions to the Company’s goals, as determined following the end of the calendar year by the Company’s chief executive officer. For executive officers, the recommendation is made by the chief executive officer and can range from 0% of the target annual incentive bonus (as was the case in 2008) to 150% of the target annual incentive bonus (the maximum amount payable). For other employees, the recommendation is based on discussions between the chief executive officer and the executive officer managing the applicable employee’s department. In each case, the actual percentage funding of the annual incentive bonus pool is an important element of the bonus to be paid.”
* * * * *
     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.
Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	Robert F. Kuzloski (Validus Holdings, Ltd.)
John Schuster (Cahill Gordon & Reindel llp)